Morning Comments

_____

INDUSTRY UPDATES

Retail Sales: Black Friday sales reports kicked off the annual ritual of forecasting holiday sales, and today retailers report November sales and in many cases discuss current business trends. While November is an important month for retailers, it's not make or break, yet. For example, last year Hanukkah was in late November versus December 20 this year, which may pull sales from November into December. The day after Thanksgiving attracts a lot of media attention; however, we urge investors to keep that day's significance in perspective, and we make the following points.

- It's only one out of the 10 largest holiday shopping days.
- It's the only major holiday shopping day in November.
- Last year it was the fourth largest shopping day of the year, while the Saturday before Christmas is typically the largest. In fact, the week before Christmas has generated more than 40% of total holiday sales.
- Thanksgiving weekend typically makes up less than 10% of total holiday sales; thus we only have 90%-plus left to go!

Our conclusion is November sales reports are important as they set an early tone, but they are not the end all. A Company that had a good November is not out of the woods yet, just as a company with a poor November is not doomed for failure this holiday.

Based on our preliminary analysis of November sales reports, we make the following observations.

- **Kohl's** reported a 4.4% decline in comps versus management's flat plan. While a negative, we think the market will focus on the building momentum at KSS. Management did state that the first three weeks of the month were weak. The start of holiday shopping in the fourth week, combined with cooler weather, led to a sharp rebound in sales momentum. As a result, management continues to target a low- to mid-single-digit comp for the fourth quarter, clearly a positive. The next few weeks will be critical to fourth quarter earnings, which represent approximately 48% of the year's total. At this point, we think that the upside potential far outweighs the downside risk in the shares. We would be buyer's, given the easy comps going forward and the possibility to play catch-up in December.
- **Limited Brands** reported a 1.0% same-store-sales gain versus 1.0% decline last year. Victoria's Secret and Bath & Body Works (high-margin divisions) reported 8.0% and 6.0% comps, respectively, which was an acceleration from last month. Apparel continues to languish as Express posted a 10% decline and Limited posted a 9% decline.
- **Wal-Mart** posted a 3.9% comp for November versus 2.6% last year, which was on plan. November marks the fourth consecutive month of deceleration in the comp trend since the brisk pace of August. Management expects December comps to remain in its forecasted 3% - 5% range. The sales release did not contain an update on earnings guidance.

November Retail Sales Results

Company	Plan/Forecast (%)	Actual (%)	Comments
Wal-Mart $52.69# =	3 – 5	3.9	On plan
• Wal-Mart	3 – 5	3.7	Sam's Club strong again
• Sam's Club	3 – 5	4.7	

Target $39.23#>=	3 – 5	6.2	Core Target strong and
• Target	4 – 6	7.4	other divisions not much of a
• Mervyn's	NA	(1.5)	drag.
• Dept. Store	NA	(0.1)	
Costco $35.80# =	5 – 7	14.0	International up 29%.
Sears $54.86#	0 – 1	(3.6)	
JC Penney $25.36#>	0 – (1)	(0.8)	Co. comfortable with consensus 4Q estimate
Federated $49.61#	0 – 1	(0.1)	Expects the same in Dec.
May $29.44#	0 – (1)	NA	
Kohl's $45.29#@>=	0 – (2)	(4.4)	Below plan
Limited $18.18# =	2 – 4	(1.0)	Apparel weak
GAP $21.18#>=	2 – 4	6.0	Banana Republic strong

Best Buy $57.42#>= Posted an 8.6% third quarter comp and a 3Q EPS range of $0.35 to $0.37.
Home Depot $35.53# = Does not report monthly sales; Street expects a 6.0% fourth quarter comp.

SMALL-CAP RESEARCH UPDATES

Compex Technologies (CMPX - $10.32)#   Rating: Outperform

It did not take much to get this stock moving again, and with significant volume. We failed to mention in our previous note another potential upcoming catalyst, the results of the U of Wisconsin study of the effectiveness of the Slendertone. We were originally told that data from this study would be available by Xmas, so that might be potential positive news in the next month. We are obviously assuming favorable results, in line the results from the study at Trinity College in Dublin, Ireland, that was part of the FDA clearance process. (Clint Morrison, CFA)

MEDTOX Scientific, Inc. (TOX - $5.69)   Rating: Outperform

We visited TOX yesterday to get caught up on the story. Our conclusion is that **the stock should be bought**, although we may be a bit early and we admit that we do not see an immediate catalyst. That being said, we believe now is the time to be building positions, with improvements expected on both the revenue and the cost side of the earnings equation.

- After several years of essentially no job growth and declining sample volumes from existing customers, we believe the situation has bottomed and begun to turn, with sample volume from existing customers having showed a sequential improvement in the September quarter.

- TOX continues to take significant costs out of the Company, with a headcount reduction of about 50 people in H1. As result of its lean initiatives to streamline operations and cut costs, according to the Company there will be a further reduction of about 20 people in Q4. We were impressed with what we saw in its efforts to improve operational efficiency and believe TOX is probably one of, if not the most, cost-effective testing labs in the country for drugs of abuse.

The combination of a pickup in volume with some economic recovery driving job growth, coupled with a reduced-cost organization, should drive good earnings progression over the next year. (Clint Morrison, CFA)

MARKET OVERVIEW

Indexes

	Price	52W High	52W Low	1 Day Change	1 Month Change	12 Month Change	YTD Change	2002
S&P 500 *	1,065	1,074	789	-0.1%	0.8%	17.8%	23.1%	-22.1%
Dow Jones Industrial	9,873	9,942	7,417	0.2%	0.2%	12.9%	18.4%	-16.8%
S&P 500 Barra Growth *	536	540	417	-0.2%	0.7%	14.8%	21.1%	-23.6%
S&P 500 Barra Value *	525	526	381	-0.1%	0.8%	21.0%	25.1%	-20.8%

S&P 400 – MidCap *	569	578	382	-0.9%	2.7%	30.0%	33.9%	-14.5%
S&P 600 – SmallCap *	265	271	173	-1.5%	1.6%	32.1%	36.1%	-14.6%
NASDAQ Composite	1,960	2,001	1,253	-1.0%	-0.4%	35.3%	46.8%	-31.5%
NASDAQ 100	1,420	1,453	939	-0.8%	-1.6%	30.4%	44.2%	-37.6%
Russell 1000	572	577	419	-0.3%	0.8%	17.5%	22.6%	-22.9%
Russell 2000	545	557	343	-1.5%	1.4%	36.0%	42.3%	-21.6%
MSCI EAFE	1,228	1,228	824	0.5%	4.8%	28.9%	28.9%	-15.7%

Sectors

	% of S&P 500	1 Day Change	1 Month Change	12 Month Change	YTD Change	2002
Consumer Discretionary *	11.3%	-0.3%	-0.1%	23.9%	31.8%	-23.8%
Consumer Staples *	11.2%	-0.1%	-0.2%	9.4%	8.6%	-4.2%
Energy *	5.4%	-0.2%	1.9%	10.6%	11.7%	-11.1%
Financials *	20.7%	-0.1%	-0.7%	20.9%	25.9%	-14.6%
Health Care *	13.5%	0.2%	4.0%	8.3%	10.8%	-18.8%
Industrials *	10.8%	0.2%	2.9%	21.2%	25.3%	-26.3%
Information Technology *	18.1%	-0.6%	-0.6%	26.4%	43.5%	-37.4%
Materials *	3.0%	0.7%	5.9%	28.1%	30.2%	-5.4%
Telecommunication Services *	3.3%	-0.4%	-1.7%	-6.1%	-2.0%	-34.1%
Utilities *	2.8%	-0.1%	-0.3%	23.5%	19.0%	-29.9%

Rates, Yields, Currencies, and Commodities

	Latest	1 Year Ago		Latest	1 Year Ago
Federal Funds	0.98%	1.22%	3 Month Treasury Yield	0.92%	1.24%
Prime Interest Rate	4.00%	4.25%	2 Year Treasury Yield	2.08%	2.06%
Moody's AAA Corp Bond Yld Avg	5.67%	6.38%	10 Year Treasury Yield	4.41%	4.23%
Moody's BAA Corp Bond Yld Avg	6.68%	7.59%	30 Year Treasury Yield	5.18%	5.06%
Euro ($ per €)	1.2107	0.9973	Canadian Dollar (US$ per C$)	0.7687	0.6430
British Pound ($ per £)	1.7271	1.5704	Japanese Yen (¥ per $)	108.18	124.42
Gold (troy oz)	403.90	320.20	Crude Oil (barrel)	31.10	27.30
Unleaded Gasoline (gallon)	0.86	0.75	Natural Gas (MMBtu)	5.76	4.23


S&P 500 Stock Index
Daily Closing Price
December 1, 2000 - December 4, 2003
Share Price
$1,585
$1,485
$1,385
$1,285
$1,185
$1,085
$985
$885
$785
$685
1/1/01
7/2/01
1/1/02
7/1/02
1/1/03
7/1/03
SP50 - S&P 500 Stock Index


NASDAQ Composite Index
Daily Closing Price
December 1, 2000 - December 4, 2003
Share Price
$4,265
$3,765
$3,265
$2,765
$2,265
$1,765
$1,265
$765
1/1/01
7/2/01
1/1/02
7/1/02
1/1/03
7/1/03
COMP - NASDAQ Composite Index

Data Supplied by FactSet Research Systems

* Total Return

FIXED INCOME COMMENTARY

Ratings Actions: CZN, HMN, TDS, USM

- S&P changed the ratings outlook of **Citizens Communications** (Baa2/BBB) to Stable from Negative. The action was based on the Company's financial profile improvement driven by debt reduction of $1.7 billion since the end of 2001.

- Moody's lowered the ratings of **Horace Mann Corporation** (Baa3/BBB+) to Baa3 from Baa2. The outlook is Negative. The ratings action was primarily a result of the Company's ongoing struggles with adverse P&C losses.

- Moody's lowered the ratings of **Telephone and Data Systems** (Baa1/A-) and **U.S. Cellular** (Baa1/A-) to Baa1 from A3. The outlooks are Negative. The actions reflect Moody's belief that U.S. Cellular's ability to improve its earnings and cash flow will be challenged by the very competitive nature of the wireless business, significant ongoing capital expenditures, and slowing industry growth.

  (Fixed Income Research Group)

Important Research Disclosures

Analyst Certification
--Jason W. Hake, CFA, Research Analyst
--Clint H. Morrison, CFA, Senior Research Analyst

The views expressed in this report, including the key points and the Risks section in particular, accurately reflect my personal views about the subject company and the subject security. In addition, no part of my compensation was, is, or will be directly or indirectly related to the specific recommendations or views contained in this report.

Research Disclosures:
http://www.piperjaffray.com/pcrdisclosures

Disclosures
The following disclosures apply to stocks mentioned in this report if and as indicated: (#) U.S. Bancorp Piper Jaffray (USBPJ) was making a market in the Company's securities at the time this research report was published. USBPJ may buy and sell the Company's securities on a principal basis. (^) A USBPJ analyst in the Portfolio Strategy Group who follows this Company or a member of the analyst's household has a financial interest (a long equity position) in the Company's securities. (@) Within the past 12 months, USBPJ was a managing underwriter of an offering of, or dealer manager of a tender offer for, the Company's securities or the securities of an affiliate. (>) USBPJ has either received compensation for investment banking services from the Company within the past 12 months or expects to receive or intends to seek compensation within the next three months for investment banking services. (~) A USBPJ analyst who follows this Company, a member of the analyst's household, a USBPJ officer, director, or other USBPJ employee is a director and/or officer of the Company. (+) USBPJ and its affiliates, in aggregate, beneficially own 1% or more of a class of common equity securities of the subject Company. (=) One or more affiliates of U.S. Bancorp, the ultimate parent company of USBPJ, provided commercial banking services (including, without limitation, loans) to the Company at the time this research report was published.

Rating Definitions
Investment Opinion: Investment opinions are based on each stock's return potential relative to the overall market, not on an absolute return.
- **Outperform:** Expected to outperform the S&P 500 Index over the next 12 to 18 months.
- **Neutral:** Expected to perform in line with the S&P 500 Index over the next 12 to 18 months.
- **Underperform:** Expected to underperform the S&P 500 Index over the next 12 to 18 months.



Kohl's Corp. (KSS)
Sep 29, 2000 - Oct 2, 2003
U.S. Dollar

High: 78.830
Low: 41.950
Last: 53.390

9/24/01 - OUTPERFORM - 60
10/29/01 - OUTPERFORM - 70
11/16/01 - OUTPERFORM - 77
5/7/02 - OUTPERFORM - 80
10/11/02 - OUTPERFORM - 75
6/24/03 - OUTPERFORM - 65
8/16/02 - OUTPERFORM - 83

Volume in Millions (max/avg)

Distribution of Ratings / IB Services by Portfolio Strategy Group and Analyst's Universe as of 10/2/03

U.S. Bancorp Piper Jaffray - Portfolio Strategy Group

Rating	Count	Percent	IB Serv./Past 12 Mos. Count	IB Serv./Past 12 Mos. Percent
Outperform	52	95%	11	21%
Neutral	3	5%	0	0%
Underperform	0	0%	0	0%

Consumer Discretionary, Financials & Telecom. Serv.

Rating	Count	Percent	IB Serv./Past 12 Mos. Count	IB Serv./Past 12 Mos. Percent
Outperform	15	100%	6	40%
Neutral	0	0%	0	0%
Underperform	0	0%	0	0%

Note: The dates on the Rating and Price Target History chart above indicate whenever the analyst changed the rating and/or price target, except for the first date, which may represent an initial opinion. Unless shown, the analyst did not have a target price. IB (Investment Banking) Serv./Past 12 Mos. shows the number of companies in each rating category from which U.S. Bancorp Piper Jaffray or an affiliate received compensation for investment banking services within the past 12 months.

Wal-Mart Stores Inc. (WMT)
Sep 29, 2000 - Oct 2, 2003
U.S. Dollar

High: 63.940
Low: 41.438
Last: 56.830



9/2/02 - OUTPERFORM

11/19/02 - OUTPERFORM - 62

Volume in Millions (max/avg)

01   02   03



Limited Brands Inc. (LTD)
Sep 29, 2000 - Oct 2, 2003
U.S. Dollar

High: 27.875
Low: 9.000
Last: 15.980

7/15/03 - OUTPERFORM - 20

Volume in Millions (max/avg)

01   02   03



Compex Technologies Inc. (CMPX)
Sep 29, 2000 - Oct 2, 2003
U.S. Dollar

High: 8.500
Low: 1.969
Last: 8.000

9/18/03 - OUTPERFORM - 10

8/26/03 - OUTPERFORM - 8

Volume in Thousands (max/avg)

Distribution of Ratings / IB Services by Portfolio Strategy Group and Analyst's Universe as of 10/2/03

U.S. Bancorp Piper Jaffray - Portfolio Strategy Group

Rating	Count	Percent	IB Serv./Past 12 Mos. Count	IB Serv./Past 12 Mos. Percent
Outperform	52	95%	11	21%
Neutral	3	5%	0	0%
Underperform	0	0%	0	0%

Small-Capitalization Stocks

Rating	Count	Percent	IB Serv./Past 12 Mos. Count	IB Serv./Past 12 Mos. Percent
Outperform	10	77%	1	10%
Neutral	3	23%	0	0%
Underperform	0	0%	0	0%

Note: The dates on the Rating and Price Target History chart above indicate whenever the analyst changed the rating and/or price target, except for the first date, which may represent an initial opinion. Unless shown, the analyst did not have a target price. IB (Investment Banking) Serv./Past 12 Mos. shows the number of companies in each rating category from which U.S. Bancorp Piper Jaffray or an affiliate received compensation for investment banking services within the past 12 months.

Medtox Scientific Inc. (TOX)
Sep 29, 2000 - Oct 2, 2003
U.S. Dollar

High: 15.000
Low: 4.400
Last: 6.100



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Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested.

This material is based on data obtained from sources we deem to be reliable; it is not guaranteed as to accuracy and does not purport to be complete. It is prepared with the assistance of our national research correspondents. This information is not intended to be used as the primary basis of investment decisions. Because of individual client requirements, it should not be construed as advice designed to meet the particular investment needs of any investor. It is not a representation by us or an offer or the solicitation of an offer to sell or buy any security. The ideas presented are not necessarily in agreement with the opinions of U.S. Bancorp or its wholly owned subsidiaries U.S. Bancorp Piper Jaffray, member SIPC and NYSE, Inc., and U.S. Bancorp Investments, member NASD and SIPC. Further, a security described in this release may not be eligible for solicitation in the states in which the client resides. U.S. Bancorp and its affiliated companies, and their respective officers or employees, or members of their families, may have a beneficial interest in the Company's securities and may purchase or sell such positions in the open market or otherwise. This report is a communication made in the United Kingdom by U.S. Bancorp Piper Jaffray to market counterparties or intermediate customers and is exclusively directed at such persons; it is not directed at private customers and any investment or services to which the communication may relate will not be available to private customers. In the United Kingdom, no persons other than a market counterparty or an intermediate customer should read or rely on any of the information in this communication. Securities products and services offered through U.S. Bancorp Piper Jaffray, member SIPC and NYSE, Inc., a subsidiary of U.S. Bancorp.

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